W. R. Grace & Co.	T 410.531.8778
7500 Grace Drive	F 410.531.4783
Columbia, MD 21044	E michael.conron@grace.com
W grace.com

Michael W. Conron
Securities Counsel

May 3, 2006

via Edgar
Office of Global Security Risk
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: Letter of Paul Norris dated April 28, 2005

Ladies and Gentlemen:

In response to the telephone request of April 24, 2006 by Mr. Guggenheim of your office, we are filing the subject letter via the EDGAR system with this cover letter. Please be advised that the subject letter has not been revised or updated to reflect current information and speaks as of the date it was originally sent to the Commission. Please contact the undersigned at (410) 531-8778 if you have any questions or comments with respect to this filing.

Very truly yours,
/s/ Michael W. Conron
Michael W. Conron Securities Counsel

GRACE

Paul J. Norris Chairman and Chief Executive Officer
W. R. Grace & Co. 7500 Grace Drive Columbia, Maryland 21044
(410) 531-4000

April 28, 2005

CERTIFIED MAIL

Cecilia D. Blye, Chief
Office of Global Security Risk
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0507

Re:   Your April 5, 2005 Letter Regarding the W. R. Grace & Co. 2004 Form 10K Annual Report –
File No. 1 – 13953

Dear Ms. Blye:

This responds to your inquiry concerning whether W. R. Grace & Co. (‘‘Grace’’) conducts operations in Cuba or Libya.

Grace non-U.S. subsidiaries currently export a relatively small amount of products into Libya. Grace currently conducts no business in Cuba.

According to Grace’s records, Grace’s total sales revenues in Libya in 2004 were approximately $372,000. Prior to this year, sales to Libya were made from Grace subsidiaries in Europe. Since the start of this year, Grace has also distributed a product in Libya that is sourced from the People’s Republic of China.

Grace had no sales revenues in Cuba in 2004, and has not conducted business operations in Cuba since the Cuban government expropriated Grace’s businesses in the early 1960’s. We are not currently conducting business in Cuba, and have no plans to do so.

Your letter referred to 3 Grace companies that were listed as subsidiaries in the List of Subsidiaries Exhibit to Grace’s 2004 Form 10K Report: (1) Grace Petroleum Libya Incorporated (‘‘Grace Petroleum’’), (2) Envases Industries y Commerciales, S.A. (‘‘Envases’’) and (3) Papelera Camagueyana, S.A. (‘‘Papelera’’).

Grace Petroleum Libya Incorporated is a Delaware corporation. It is a dormant company that conducts no business. Until the mid-1980’s, the company held valuable petroleum concessions in Libya. When U.S. trade sanctions against Libya went into force in 1986, Grace Libya’s operations were suspended, and its production share was taken over by the National Oil Corporation of Libya. Grace Libya was not dissolved because of the possibility that the company’s interest in the petroleum concessions might again be valuable in the event that trade sanctions were lifted. Those concessions are scheduled to expire this year.

We have insufficient documentation concerning Envases and Papelera to provide much information. Both companies appear to be Cuban corporations that were expropriated by the Cuban government in the early 1960’s. They have not been dissolved, because Grace has no effective means of formally dissolving them under Cuban law, and because of the possibility that Grace might in the future receive compensation for the taking of its properties.

While it was not referenced in your letter, I would call your attention to the fact that the Subsidiary List to Grace’s 2004 Form 10K Report also lists a company, Grace Chemical Co. of Cuba (‘‘GCCC’’).

That company is an Illinois corporation. As is the case with Envases and Papelera, GCCC has not been dissolved because of the possibility that Grace might in the future receive compensation for the taking of its properties.

Grace has no business in Cuba, and Grace’s business in Libya is not material to Grace’s worldwide operations and financial results. Grace’s consolidated worldwide revenues were $2,259,900,000 in 2004, and its sales revenues in Libya amount to less than 1/50th of one percent of those consolidated worldwide revenues. Since Grace is currently conducting business in Libya consistent with the lifting of most trade sanctions by the U.S. Government, we do not believe that Grace’s operations in Libya constitute a material investment risk for Grace’s security holders.

If you have additional comments after reviewing our response, I would be happy to respond.

Sincerely,

/s/ Paul J. Norris

Paul J. Norris

cc:	Mark A. Shelnitz Stephen H. Ahern Francine Gilbert